[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]





VIA EDGAR
---------


May 15, 2009


Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
       Division of Corporation Finance


Re:  W. R. Berkley Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed February 27, 2009
     File No. 001-15202
     -----------------------------------------------------


Dear Mr. Rosenberg:

     I refer to your letter dated May 7, 2009 to Eugene G. Ballard, Senior Vice President -- Chief Financial Officer of W. R. Berkley Corporation ("Berkley"), regarding Berkley's Form 10-K referenced above. Berkley is actively working on its responses to the comments of the Staff raised in the letter and expects to submit its responses by mid-June.

     Should any member of the Staff have any questions, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:  Tabatha Akins
     Joel Parker
     Eugene G. Ballard
     Ira S. Lederman, Esq.